UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                              GOLFROUNDS.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    38168R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                            Telephone: (212) 818-8800
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 21, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 16 Pages
                            Exhibit Index on Page 12

                                  SCHEDULE 13D

CUSIP No.  38168R108                             Page 2 of 16 Pages
-------------------------                       -------------------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   The Rachel Beth Heller 1997 Trust Dated 7/9/97
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  X
                                                                     (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   New Jersey
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                      -0-
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     949,690 Shares
           EACH             ----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                       70,000 Shares
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   949,690 Shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  38168R108                             Page 3 of 16 Pages
-------------------------                       -------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   The Evan Todd Heller 1997 Trust Dated 6/17/97
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) X
                                                                  (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   New Jersey
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                      -0-
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     949,690 Shares
           EACH             ----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                       70,000 Shares
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   949,690 Shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  38168R108                             Page 4 of 16 Pages
-------------------------                       -------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Martan & Co.
                   13-1924455
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) X
                                                                       (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   New Jersey
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                      -0-
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     949,690 Shares
           EACH             ----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                       70,000 Shares
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   949,690 Shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  38168R108                             Page 5 of 16 Pages
-------------------------                       -------------------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Donehew Fund Limited Partnership
                   83-0316971
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) X
                                                                     (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Georgia
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                      -0-
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     949,690 Shares
           EACH             ----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                       70,000 Shares
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   949,690 Shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  38168R108                             Page 6 of 16 Pages
-------------------------                       -------------------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Jonathan & Nancy Glaser Family Trust Dated 12/16/98
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) X
                                                                  (b)

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   California
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                      -0-
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     949,690 Shares
           EACH             ----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                       40,000 Shares
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   949,690 Shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  38168R108                             Page 7 of 16 Pages
-------------------------                       -------------------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   W. Robert Ramsdell
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) X
                                                                     (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                      -0-
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     949,690 Shares
           EACH             ----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                       40,000 Shares
                            ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   949,690 Shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  38168R108                             Page 8 of 16 Pages
-------------------------                       -------------------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Nagelberg Family Trust Dated 9/24/97
                   12-2442177
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) X
                                                                       (b)

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   California
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                      -0-
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     949,690 Shares
           EACH             ----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                       140,000 Shares
                            ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   949,690 Shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  38168R108                             Page 9 of 16 Pages
-------------------------                       -------------------------------



 Item 1.          Security and Issuer

                  The class of equity securities to which this statement relates is the common stock, $.01 par value ("Common Stock"), of GolfRounds.com, Inc., a Delaware corporation ("Issuer"), whose principal executive offices are located at 376 Main Street, P.O. Box 74, Bedminster, New Jersey 07921.

                  The percentages of beneficial ownership reflected in this Statement are based upon 2,099,491 shares of Common Stock outstanding on January 18, 2000, which number has been obtained directly from the Issuer.

Item 2.           Identity and Background

                  This Schedule 13D is being filed on behalf of The Rachel Beth Heller 1997 Trust Dated 7/9/97 ("Rachel Beth Heller Trust"), The Evan Todd Heller 1997 Trust Dated 6/17/97 ("Evan Todd Heller Trust"), Martan & Co. ("Martan"), Donehew Fund Limited Partnership ("Donehew"), Jonathan & Nancy Glaser Family Trust Dated 12/16/98 ("Glaser Family Trust"), W. Robert Ramsdell ("Ramsdell"), and Nagelberg Family Trust Dated 9/24/97 ("Nagelberg Family Trust") (individually, each a "Reporting Person" and collectively, the "Reporting Persons").

                  The Rachel Beth Heller Trust and the Evan Todd Heller Trust each have a business address of c/o Lawrence Kupferberg, Trustee, 74 Farview Road, Tenafly, New Jersey 07670. Martan's business address is 525 Washington Blvd., 34th Floor, Jersey City, New Jersey 07310. Donehew's business address is 111 Village Parkway, Building #2, Marietta, Georgia 30067. The Glaser Family Trust has a business address of c/o Jonathan and Nancy Glaser, Trustees, 1999 Avenue of the Stars, Suite 2530, Los Angeles, California 90067. Ramsdell's residence is 474 Paseo Miramar, Pacific Palisades, California 90272. Nagelberg Family Trust has a business address of c/o David S. Nagelberg and Bette Nagelberg, Trustees, P.O. Box 2142, Rancho Santa Fe, California 92067.

                  The Rachel Beth Heller Trust and the Evan Todd Heller trust are trusts organized and existing under the laws of the State of New Jersey. Martan is a corporation organized and existing under the laws of the State of New Jersey. Donehew is a limited partnership organized and existing under the laws of the State of Georgia. The Glaser Family Trust is a trust organized and existing under the laws of the State of California. Ramsdell is an individual who is a citizen of the United States. The Nagelberg Family Trust is a trust organized and existing under the laws of the State of California.

                  None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

CUSIP No.  38168R108                             Page 10 of 16 Pages
-------------------------                       -------------------------------


Item 3.           Source and Amounts of Funds or Other Consideration

                  Each of the Rachel Beth Heller Trust, the Evan Todd Heller Trust, the Glaser Family Trust, Ramsdell and the Nagelberg Family Trust used personal funds to acquire the Common Stock reported upon in this Schedule 13D as owned by him or it. Each of Martan and Donehew used its working capital to acquire the Common Stock reported upon in this Schedule 13D as owned by it.

Item 4.           Purpose of Transactions

                  The Reporting Persons have acquired the securities specified in Item 5 of this Schedule 13D for investment purposes. The Reporting Persons may undertake one or more of the actions set forth below.

         (a) Each of the Reporting Persons may acquire additional securities from time to time in the market or in private transactions. None of these persons has any agreements to acquire any additional Common Stock at this time.

         (b) Directors of the Issuer designated by the Reporting Persons may cause the Issuer to pursue a business objective of identifying one or more operating businesses for acquisition and completing one or more mergers or other business combinations with such business or businesses. The Reporting Persons have not identified at this time any business for acquisition and have no agreements or arrangements for a merger or other business combination.

         (c) Directors of the Issuer designated by the Reporting Persons may cause the Issuer to engage in a private offering of its securities for the purpose of raising additional working capital.

         (d) In connection with the purchase by the Reporting Persons of the shares of Common Stock reported on in this Schedule 13D as owned by them, the Reporting Persons entered into an agreement with the Issuer and the three individuals serving as its directors pursuant to which such three individuals are resigning as directors and three individuals designated by the Reporting Persons are becoming directors, in each case effective on February 3, 2000. In addition, pursuant to the agreement, certain individuals serving as executive officers of the Issuer are resigning and the new directors are appointing certain other individuals to serve as executive officers of the Issuer, in each case effective on February 3, 2000.

         Except as discussed above, the Reporting Persons do not have any plans or proposals to effect any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

CUSIP No.  38168R108                             Page 11 of 16 Pages
-------------------------                       -------------------------------

Item 5.           Interest in Securities of the Issuer

                  The Rachel Beth Heller Trust owns 70,000 shares of Common Stock directly. The Rachel Beth Heller Trust has shared voting power over 949,690 shares of Common Stock pursuant to the Related Agreement and the proxies discussed in Item 6. The Rachel Beth Heller Trust is deemed to beneficially own 949,690 shares of Common Stock, representing 45.2% of the outstanding shares of Common Stock.


                  The Evan Todd Heller Trust owns 70,000 shares of Common Stock directly. The Evan Todd Heller Trust has shared voting power over 949,690 shares of Common Stock pursuant to the Related Agreement and the proxies discussed in
Item 6. The Evan Todd Heller Trust is deemed to beneficially own 949,690 shares of Common Stock, representing 45.2% of the outstanding shares of Common Stock.

                  Martan owns 70,000 shares of Common Stock directly. Martan has shared voting power over 949,690 shares of Common Stock pursuant to the Related Agreement and the proxies discussed in Item 6. Martan is deemed to beneficially own 949,690 shares of Common Stock, representing 45.2% of the outstanding shares of Common Stock.

                  Donehew owns 70,000 shares of Common Stock directly. Donehew has shared voting power over 949,690 shares of Common Stock pursuant to the Related Agreement and the proxies discussed in Item 6. Donehew is deemed to beneficially own 949,690 shares of Common Stock, representing 45.2% of the outstanding shares of Common Stock.

                  The Glaser Family Trust owns 40,000 shares of Common Stock directly. The Glaser Family Trust has shared voting power over 949,690 shares of Common Stock pursuant to the Related Agreement and the proxies discussed in Item
6. The Glaser Family Trust is deemed to beneficially own 949,690 shares of Common Stock, representing 45.2% of the outstanding shares of Common Stock.

                  Ramsdell owns 40,000 shares of Common Stock directly. Ramsdell has shared voting power over 949,690 shares of Common Stock pursuant to the Related Agreement and the proxies discussed in Item 6. Ramsdell is deemed to beneficially own 949,690 shares of Common Stock, representing 45.2% of the outstanding shares of Common Stock.

                  The Nagelberg Family Trust owns 140,000 shares of Common Stock directly. The Nagelberg Family Trust has shared voting power over 949,690 shares of Common Stock pursuant to the Related Agreement and the proxies discussed in
Item 6. The Nagelberg Family Trust is deemed to beneficially own 949,690 shares of Common Stock, representing 45.2% of the outstanding shares of Common Stock.

                  Together the Reporting Persons have the right to vote an aggregate of 949,690 shares of Common Stock, representing 45.2% of the outstanding shares of Common Stock.

CUSIP No.  38168R108                             Page 12 of 16 Pages
-------------------------                       -------------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  On January 18, 2000, six stockholders of the Issuer ("Sellers") entered into a stock purchase agreement ("Stock Purchase Agreement") with the Reporting Persons pursuant to which the Sellers agreed to sell to the Reporting Persons an aggregate of 500,000 shares of Common Stock at a price of $1.375 per share. In connection with the execution of the Stock Purchase Agreement, the Issuer and its directors, Messrs. Paul O. Koether, John W. Galuchie, Jr. and Thomas K. Van Herwarde, entered into a related agreement ("Related Agreement") with the Reporting Persons pursuant to which, among other things, Messrs. Koether, Galuchie and Van Herwarde agreed to resign as directors and appoint new directors designated by the Reporting Persons. The Reporting Persons designated Messrs. Robert H. Donehew, Larry Grossman and John F. McCarthy, III, for appointment to the board of directors of GolfRounds, to take office upon the resignation of the current directors. Mr. Koether and entities he controls, including some of the other Sellers, also agreed to give a designee of the Reporting Persons irrevocable proxies to vote an additional 449,690 shares of the Issuer's common stock that he and such other entities own.

                  The sale of shares contemplated by the Stock Purchase Agreement was consummated on January 21, 2000, and on that date the proxies given by Mr. Koether and certain entities controlled by him to a designee of the Reporting Persons became effective. The resignations of Messrs. Koether, Galuchie and Van Herwarde, and the appointment of Messrs. Donehew, Grossman and McCarthy, will be effective on February 3, 2000.

                  The Sellers include Asset Value Holdings, Inc., a Delaware corporation of which Mr. Koether is President and Mr. Galuchie is Treasurer, Bradford Trading Company, a Delaware corporation, Mr. Koether, Shamrock Associates, a New Jersey limited partnership of which Mr. Koether is the general partner, Sun Equities Corporation, a Delaware corporation of which Mr. Koether is Chairman and Mr. Galuchie is Vice President and a director, and Mr. Van Herwarde.

                  The persons or entities who gave proxies to the designee of the Reporting Persons included Paul O. Koether, Paul O. Koether Individual Retirement Account, Asset Value Holdings, Inc., Shamrock Associates and Sun Equities Corporation. The Reporting Persons have designated Donehew Fund Limited Partnership as their designee to hold the proxies. The proxies give the holder of the proxies full right of substitution to name any of the other Reporting Persons to exercise the proxies.


Item 7.           Material to be Filed as Exhibits

                  Exhibit 1:        Stock Purchase Agreement, dated January
                                    18, 2000, incorporated by reference to
                                    Exhibit 2.1 of the Issuer's Form 8- K, filed
                                    January 19, 2000.

                  Exhibit 2: Agreement, dated January 18, 2000, incorporated by reference to Exhibit 2.2 of the Issuer's Form 8-K, filed January 19, 2000.

CUSIP No.  38168R108                             Page 13 of 16 Pages
-------------------------                       -------------------------------



                  Exhibit 3: Joint Filing Agreement, dated January 31, 2000, by and among each of the Reporting Persons.

CUSIP No.  38168R108
-------------------------


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 31, 2000


                        THE RACHEL BETH HELLER 1997 TRUST DATED 7/9/97

                           /s/ Lawrence Kupferberg
                        By:___________________________________________
                           Name:    Lawrence Kupferberg
                           Title:   Trustee

                        THE EVAN TODD HELLER 1997 TRUST DATED 6/17/97

                           /s/ Lawrence Kupferberg
                        By:____________________________________________
                           Name:    Lawrence Kupferberg
                           Title:   Trustee

                        MARTAN & CO.

                           /s/ Michael Silvestri
                        By:____________________________________________
                           Name:    Michael Silvestri
                           Title:   President

                        DONEHEW FUND LIMITED PARTNERSHIP
                        Donehew Capital LLC, General Partner

                           /s/ Robert H. Donehew
                        By:_____________________________________________
                          Name:    Robert H. Donehew
                          Title:   Manager, Donehew Capital LLC, General Partner

                        JONATHAN & NANCY GLASER FAMILY TRUST DATED 12/16/98

                           /s/ Jonathan Glaser
                        By:______________________________________________
                           Name:    Jonathan Glaser
                                    Title:   Trustee

                           /s/ W. Robert Ramsdell
                        _________________________________________________
                        W. Robert Ramsdell

                        NAGELBERG FAMILY TRUST DATED 9/24/97

                           /s/ David S. Nagelberg
                        By:_______________________________________________
                           David S. Nagelberg
                           Trustee

                                                                     EXHIBIT 3
                             JOINT FILING AGREEMENT

              AGREEMENT dated as of January 31, 2000, among The Rachel Beth Heller 1997 Trust Dated 7/9/97, The Evan Todd Heller 1997 Trust Dated 6/17/97, Martan & Co., Donehew Fund Limited Partnership, Jonathan & Nancy Glaser Family Trust Dated 12/16/98, W. Robert Ramsdell and the Nagelberg Family Trust Dated 9/24/97 (collectively, the "Parties").

              Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $.01 par value per share, of GolfRounds.com, Inc. ("Schedule 13D") and it will file the Schedule 13D on behalf of itself.

              Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.


                        THE RACHEL BETH HELLER 1997 TRUST DATED 7/9/97

                           /s/ Lawrence Kupferberg
                        By:___________________________________________
                           Name:    Lawrence Kupferberg
                           Title:   Trustee

                        THE EVAN TODD HELLER 1997 TRUST DATED 6/17/97

                           /s/ Lawrence Kupferberg
                        By:____________________________________________
                           Name:    Lawrence Kupferberg
                           Title:   Trustee

                        MARTAN & CO.

                           /s/ Michael Silvestri
                        By:____________________________________________
                           Name:    Michael Silvestri
                           Title:   President

                        DONEHEW FUND LIMITED PARTNERSHIP
                        Donehew Capital LLC, General Partner

                           /s/ Robert H. Donehew
                        By:_____________________________________________
                          Name:    Robert H. Donehew
                          Title:   Manager, Donehew Capital LLC, General Partner

                        JONATHAN & NANCY GLASER FAMILY TRUST DATED 12/16/98

                           /s/ Jonathan Glaser
                        By:______________________________________________
                           Name:    Jonathan Glaser
                                    Title:   Trustee
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                           /s/ W. Robert Ramsdell
                        _________________________________________________
                        W. Robert Ramsdell

                        NAGELBERG FAMILY TRUST DATED 9/24/97

                           /s/ David S. Nagelberg
                        By:_______________________________________________
                           David S. Nagelberg
                           Trustee


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